UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

H.P. Jin

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

With a copy to:

Norton Rose Fulbright US LLP

555 California St Suite 3300

San Francisco, CA 94104

Attn: Lior Nuchi, Esq.

(628) 231-6817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON H.P. Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 10 shares held by V99. The Reporting Person may be deemed to have shared voting and dispositive power over such shares held by V99 because of his role as an officer, sole director and sole stockholder of V99.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON V99, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Digital Mobile Venture Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Samuel T. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Fiona Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON Yi-Ting Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON Yi-Chun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON Changbin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE:

This Amendment No. 2 (this “Amendment”) relating to Telenav, Inc., a Delaware corporation (“the Issuer”) amends and supplements the statement on Schedule 13D filed with the Securities Exchange Commission on November 12, 2020 jointly filed by (i) H.P. Jin (“Dr. Jin”), (ii) V99, Inc., a Delaware corporation (“V99”), (iii) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”), (iv) Samuel T. Chen, (v) Fiona Chang, (vi) Yi-Ting Chen, (vii) Yi-Chun Chen and (viii) Changbin Wang (collectively, the “Reporting Persons”), as subsequently amended by Amendment No. 1 filed on December 22, 2020 (the “Schedule 13D”).

Except as specifically provided herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Schedule 13D unless defined herein.

This Amendment No. 2 is being filed to report that, among other things, as a result of the closing of the transactions contemplated by the Merger Agreement described in Item 4 of this Amendment below, V99 now owns all of the outstanding common stock of the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The amount of consideration used by V99 and Merger Sub to complete the Merger was approximately $232,000,000. All such consideration was advanced by Dr. Jin and Digital under that certain Credit Agreement dated as of February 17, 2021, by and among V99, as a guarantor, Merger Sub, as borrower, Dr. Jin and Digital (the “Credit Agreement”).

Credit Agreement

Pursuant to the Credit Agreement Dr. Jin and Digital advanced loans to Merger Sub (i) to finance the consideration for the Merger to the Issuer’s equityholders, (ii) to repay or prepay indebtedness required under the Merger Agreement to be repaid or prepaid on the closing date of the Merger, and (iii) to pay all fees and expenses associated with the Merger incurred by V99, Merger Sub and their affiliates and required to be paid on the closing date of the Merger (“Permitted Uses”), subject to the terms and conditions set forth in the Credit Agreement. Set forth below is a summary of the material terms of the Credit Agreement:

•	Interest Rate: The loans bear interest at a per annum rate equal to 3.8%.

•	Maturity Date: Fifth anniversary of the date on which the first loan is advanced.

•

Payment: The borrower shall repay the outstanding principal amount of the loans on the maturity date and pay interest on the outstanding principal amount of the loans on the maturity date and, at the election of the applicable lender upon five business days’ notice to the borrower, quarterly on the last business day of each March, June, September and December.

•

Availability Period and Commitment Amount: During the period from the date of the Credit Agreement through and including the date that is two years after the closing date of the Merger, each lender is required to make advances to the borrower in an aggregate amount at any time outstanding not to exceed such lender’s pro rata share of the aggregate amount required to fund Permitted Uses, not to exceed $257,000,000, as set forth in the Credit Agreement.

•	Security: The loans are unsecured.

•	Borrower Ratification: Upon consummation of the Merger, the Issuer became the borrower under the Credit Agreement as successor to Merger Sub.

•	Guaranty: The loans are to be guaranteed by V99 and certain of the subsidiaries of the Issuer.

The foregoing description of the Credit Agreement is not complete, and is subject to, and qualified in its entirety by reference to the full text of the Credit Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 17, 2021, the Issuer completed the previously announced Merger of Merger Sub with and into the Issuer, whereby the separate corporate existence of Merger Sub ceased and the Issuer became a wholly-owned subsidiary of V99. The Merger became effective on February 17, 2021 (the “Effective Time”) pursuant to the Certificate of Merger that was filed with the Secretary of State of Delaware on such date. At the Effective Time, each share of issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Issuer (other than shares that are owned by the Issuer as treasury stock) was converted into the right to receive $4.80 in cash, without interest thereon.

Additionally, at the Effective Time, each:

(x) Stock option of the Issuer that was outstanding and unexercised as of immediately prior to the Effective Time was cancelled and terminated at the Effective Time for no consideration;

(y) RSU award (or portion thereof) of the Issuer that was outstanding and vested as of immediately prior to the Effective Time but which had not settled into shares of Common Stock was cancelled and converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration for each share of Common Stock otherwise deliverable in settlement of such vested RSU Award (or portion thereof), less any taxes required to be withheld; and

(z) RSU award (or portion thereof) of the Issuer that was unvested, outstanding and unsettled immediately prior to the Effective Time was cancelled and converted into the unfunded, unsecured right to receive an amount in cash, without interest, equal to the Merger Consideration (less any taxes required to be withheld), subject to the holder’s satisfaction of any time-based vesting terms (including any accelerated vesting in connection with a termination of service) that applied with respect to the underlying RSU award immediately prior to the Effective Time.

As a result of the Merger, V99 holds all the outstanding shares of Common Stock.

In connection with the Merger, all members of the Issuer’s Board of Directors (Dr. Jin, Samuel T. Chen, Douglas Miller, Randy Ortiz and Wes Cummins) resigned from the Issuer’s Board of Directors as of the Effective Time. Effective as of the Effective Time, Dr. Jin, who was the sole director of Merger Sub, became the sole director of the Issuer. The officers of the Issuer immediately prior to the Effective Time remain the officers of the surviving corporation immediately after the Effective Time.

In connection with the closing of the Merger, the Issuer notified the NASDAQ Global Market (“NASDAQ”) of the completion of the Merger and requested that trading of the Common Stock be suspended prior to the opening of trading on February 17, 2021. The Issuer also requested that NASDAQ file a notification of removal from listing on Form 25 with the SEC to remove the Common Stock from listing on NASDAQ and deregister the Common Stock pursuant to Section 12(b) of the Exchange Act. The Issuer intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act with respect to the Common Stock as promptly as practicable.

V99 intends to amend the Issuer’s certificate of incorporation and bylaws as the Issuer is now a private company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information contained in the cover pages are amended and restated as set forth in the cover pages. Item 5(a)~(b) and (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As of February 17, 2021, as a result of consummation of the Merger, (i) V99 acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 100% of the outstanding Common Stock; and (ii) Dr. Jin may be deemed to beneficially own the shares of Common Stock owned by V99 by virtue of Dr. Jin being the officer, sole director and sole stockholder of V99. V99 and Dr Jin may be deemed to have shared voting and dispositive power over the 10 shares of Common Stock that are held by V99.

Each of Yi-Ting Chen, Yi-Chun Chen and Changbin Wang disclaims that they are members of a “group” within the meaning of Section 13(d)(3) of the Act, with each other or any other Reporting Person, except to the extent of commonality of the undertakings and purposes of the Voting and Support Agreement.

(c) The responses set forth in Item 4 of this Amendment is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement. Except pursuant to the Merger as described herein, none of the Reporting Persons has effected any transactions in the shares of Common Stock of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) As of February 17, 2021, as a result of consummation of the Merger, Digital, Samuel T. Chen, Fiona Chang, Yi-Ting Chen, Yi-Chun Chen and Changbin Wang no longer may be deemed to beneficially own shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The description of the Credit Agreement under Item 3 is incorporated herein by reference. Any summary of the Credit Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

Exhibit 99.4	Credit Agreement, dated as of February 17, 2021, by and among V99, Inc., Telenav99, Inc., H.P. Jin and Digital Mobile Venture Limited.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

/s/ H.P. Jin
H.P. Jin

V99, Inc.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer

Digital Mobile Venture Limited

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

/s/ Samuel T. Chen
Samuel T. Chen

/s/ Fiona Chang
Fiona Chang

/s/ Yi-Ting Chen
Yi-Ting Chen

/s/ Yi-Chun Chen
Yi-Chun Chen

/s/ Changbin Wang
Changbin Wang